UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
CNPJ nº 90.400.888/0001-42
Publicly Held Company with Authorized Capital

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A., in furtherance of the Material Fact released on July 30, 2014, hereby makes known that together with its wholly-owned subsidiary AYMORÉ CRÉDITO, FINANCIAMENTO E INVESTIMENTO S.A. (“Aymoré”) entered into on July 30, 2014 an Investment Agreement with BANCO BONSUCESSO S.A. (“Banco Bonsucesso”), pursuant to which they agreed to form a joint venture in payroll loan and payroll credit card sector (“JV”).

Once the precedent conditions are verified, including approval by the competent regulatory authorities, Banco Bonsucesso will transfer its payroll loan and payroll credit card loan business to the JV and Santander Brasil, through Aymoré, will invest R$460 million in the JV, giving it a 60% interest in the latter’s capital and making it the controlling shareholder. Banco Bonsucesso will retain the remaining 40% of the JV’s capital.

JV will be the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Santander Brasil will continue to originate payroll loan transactions independently through its own channels, while the JV will be Santander Brasil’s vehicle for originating such loans outside its own channels.

The operation will create a structured external channel with a partner that has proven expertise in payroll loan business and a specialized platform needed for a profitable and good quality payroll loan origination in the external channels. It also marks a continuation of Santander Brasil strategy of growing in the payroll loan segment.

Santander Brasil will keep its shareholders and the market in general informed about any new developments regarding the transaction.

São Paulo, July 31, 2014.

Angel Santodomingo Martell

Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer